SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004

(Unaudited – Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the first financial quarter ended November 30, 2004 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM BALANCE SHEET

NOVEMBER 30, 2004

(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

	(Unaudited)	(Audited)
	November 30	August 31
	2004	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	126,103	185,657
Prepaid expenses and deposits	73,112	58,768
	199,215	244,425
PRE-DEVELOPMENT COSTS (Note 4)	818,144	825,154
EQUIPMENT (Note 5)	634,567	522,455
	1,661,926	1,592,034

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	108,844	200,334
Loans payable (Note 7 a)	222,232	9,696
	331,076	210,030

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	20,149,316	19,959,566
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT	(18,870,388)	(18,629,484)
	1,330,850	1,382,004
	1,661,926	1,592,034

APPROVED BY THE DIRECTORS:

/s/ Art Cowie	Director
Art Cowie, Director

/s/ Walter Wolff	Director
Walter Wolff, Director

See accompanying notes to interim financial statements

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM STATEMENT OF LOSS AND DEFICIT

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004

(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

		Three months ended
	April 7, 1986
	(inception) to	November 30	November 30
	November 30, 2004	2004	2003
	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-
Interest income and miscellaneous	43,336	-	-
Sales	33,179	-	-
	915,462	-	-
EXPENSES
Advertising and promotion	3,261,763	5,626	25,641
Professional and consulting fees	2,455,333	126,786	79,298
Management fees	1,887,606		73,044
Investor relations	1,036,507	18,389	-
Travel and conferences	1,033,965	29,336	47,650
Office and miscellaneous	793,643	16,458	10,512
Internet services	770,015	3,870	-
Amortization	654,109	24,532	32,949
Office rent and services	519,919	12,275	19,184
Transfer agent and filing fees	342,607	3,256	13,310
Insurance	262,953	83	188
Financing fees	218,000	-	-
Finder fees	154,031	-	-
Interest and bank charges	151,782	269	1,824
Stock based compensation	51,922	-	-
Settlement agreement	40,000	-	-
Prizes	34,726	-	-
Fees and commissions	29,741	-	-
Interest on capital leases	26,628		706
Loss on disposition of equipment	826		-
Quebec capital tax	500	-	-
Foreign exchange loss (gain)	(13,688)	24	(1,875)
	13,712,888	240,904	302,431
Impairment write-down of pre-development
costs and investment	5,832,058	-	-
	19,544,946	240,904	302,431
LOSS	18,629,484		302,431
DEFICIT– beginning	-	18,629,484	17,417,766

DEFICIT – ending	18,629,484	18,870,388	17,720,197

Weight Average Number of Shares		105,013,092	85,414,191

Loss per share		0.0023	0.0036

See accompanying notes to interim financial statements

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

		Three months ended
	April 7, 1986
	(inception) to	November 30	November 30
	November 30 2004	2004	2003
	$	$	$

OPERATING ACTIVITIES
Loss	(18,629,484)	(240,904)	(302,431)
Items not involving cash:		24,532
Amortization	654,109		32,949
Stock-based compensation	51,922	-	-
Write-down of pre-development costs and
investment	5,832,057	-	-
Gain on disposition of marketable securities	(838,947)	-	-
Loss on disposition of equipment	14,858	-	-
	(12,915,485)	(216,372)	(269,482)
Cash provided by changes in non-cash
working capital items:
Prepaid expenses and deposits	(58,768)	(14,344)	1,344
Accounts payable and accrued liabilities	200,334	(91,490)	(31,622)
Loans payable (See note 3 below)	1,977,454	402,286	316,364
	(10,796,465)	80,080	16,604
INVESTING ACTIVITIES
Pre-development costs	(5,269,827)	(2,990)	(200)
Proceeds of disposition of equipment	38,028		-
Acquisition of equipment	(1,172,605)	(136,644)	-
	(6,404,404)	(139,634)	(200)
FINANCING ACTIVITIES
Repayment of obligation under capital leases	(57,029)		(5,540)
Issuance of shares (See note 3 below)	15,717,808	-	-
Proceeds of disposition of marketable securities	1,725,747	-	-
	17,386,526		(5,540)

INCREASE (DECREASE) IN CASH	185,657	(59,554)	10,864
CASH – beginning	-	185,657	47,928
CASH – ending	185,657	126,103	58,792

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	178,410	-	2,530
	Income taxes paid	-	-	-

3)
During the first quarter ended November 30, 2004, the Company issued 2,500,000 private placement units to settle $189750 of debts. Since April 7, 1986 (inception) to August 31, 2004, the Company issued 33,750,000 private placement units to settle $ 2,157,508 of debts.

See accompanying notes to interim financial statements

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004

(Unaudited - Prepared by Management)
(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SafeSpending Inc., Horsepower Broadcasting Network Inc. (See subsequent event note 8d), Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc. All inter- company transactions and balances have been eliminated.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 2 –

NOTE 4	PRE-DEVELOPMENT COSTS

	a)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005 (See subsequent events note 8b).

		August 31		Impairment	November 30
		2004	Additions	Write off	2004
		$	$	$	$
	Consulting and legal fees	616,718		-	616,718
	Options	10,000		-	10,000
	Other direct costs	1,528	-	-	1,528
		628,246		-	628,246

b)	HorsepowerTM project

		August 31		Impairment	November 30
		2004	Additions	Write off	2004
		$	$	$	$
	Legal and consulting fees	79,119	1,740	-	80,859

c)	SafeSpending project

		August 31		Impairment	November 30
		2004	Additions	Write off	2004
		$	$	$	$
	Acquisition cost	62,300	-	-	62,300
	Legal and consulting fees	55,489	1,250	-	56,739
		117,789	1,250	-	119,039

		August 31		Impairment	November 30
		2004	Additions	Write off	2004
		$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS		825,154	2,990	-	828,144

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 3 –

Note 5	EQUIPMENT

		(Unaudited)		(Audited)
		November 30		August 31
		2004		2004
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – HorsepowerTM(1)	967,328	402,614	564,714	446,938
Computer equipment	313,057	243,204	69,853	75,517

	1,280,385	745,818	634,567	522,455

     (1) During the quarter, the Company incurred $136,644 software development costs to modify its existence HorsepowerTM software program utilizing Inter Tote System Protocol. As the modification portion is still under development and has not been put in use, no amortization has been provided on the current cost.

Note 6	SHARE CAPITAL

		(Unaudited)	(Audited)
		November 30	August 31
		2004	2004
		$	$
	Authorized:
	Unlimited common shares without par value
	100,000,000 Class “A” preference shares
	without par value
	100,000,000 Class “B” preference shares
	without par value

	Issued and outstanding:
	105,864,740 common
	(August 31, 2004 – 103,364,740 common)	20,149,316	19,959,566

a)	Shares issued during the first quarter ended November 30, 2004:

		#	$

	For debt – private placements	2,500,000	189,750

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 4 –

Note 6	SHARE CAPITAL (continued)

	b)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised	Expired / Cancelled	Balance Nov 30, 2004	Expiration date
September 7, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Cancelled
October 24, 2001	US$0.150	420,000	-	-	420,000	-	Cancelled
November 4, 2001	US$0.150	1,000,000	-	-	1,000,000	-	Cancelled
December 14, 2001	US$0.060	2,333,334	-	-	2,333,334	-	Cancelled
January 7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	(1) January 7, 2005
January 30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
March 1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
March 26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
April 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
July 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
July 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
July 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
August 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
September 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
November 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
March 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
April 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
June 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
July 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
August 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
September 5, 2003	US$0.060	2,000,000	-	-	-	2,000,000	September 5, 2006
October 31, 2003	US$0.060	2,000,000	-	-	-	2,000,000	October 31, 2006
February 10, 2004	US$0.040	4,000,000	-	-	-	4,000,000	February 10, 2007
February 18, 2004	US$0.045	2,500,000	-	-	-	2,500,000	February 18, 2007
March 30, 2004	US$0.0525	1,500,000	-	-	-	1,500,000	March 20, 2007
June 04, 2004	US$0.060	3,000,000	-	-	-	3,000,000	June 04, 2007
August 20, 2004	US$0.060	4,500,000	-	-	-	4,500,000	August 20, 2007
October 1, 2004	US$0.060	-	2,500,000			2,500,000	October 1, 2007

		56,853,334	2,500,000	-	4,753,334	54,600,000

(1) See Subsequent Events note 8c

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 5 –

Note 7	RELATED PARTY TRANSACTIONS

	a)	Loans payables of $222,232 (US$) are from a director and officer of a subsidiary of the Company.

	b)	During the quarter consulting fees of $87,400 were paid to a director, a company with common director, an officer, and a director and officer of a subsidiary of the Company. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

c)
In June 2004, the Company signed a $275,825 software development agreement with a consulting company for its HorsepowerTM program. During the current quarter, the Company paid $177,879 as progress payments. As of August 31, 2004, the Company paid $69,580 as progress payments. The owner of the consulting company is also the Chief Technical Officer of a subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Note 8	SUBSEQUENT EVENTS

	a)	On December 31 2004, 200,000 US$ in debt was settled by the issuance of shares for debt private placement of 4,000,000 shares with warrants.

	b)	On January 2, 2005, the option on the 126 acres in Richmond expired. Management is currently negotiating a new option to purchase the property.

	c)	On January 7, 2005, 1,700,000 US$0.60 share purchase warrants expired.

d)
On January 13, 2005, the Company’s subsidiary – Horsepower Broadcasting Network Inc. was dissolved by way of voluntary dissolution under the British Columbia Business Corporations Act and its assets wound up into its parent.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 6 –

Note 9	UNITED STATES ACCOUNTING PRINCIPLES

	a)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	(Unaudited)	(Audited)
	November 30	August 31
	2004	2004
	$	$

Pre-development costs	-	-
Share capital		24,670,304
Foreign currency adjustments		13,688
Accumulated Deficit During Development Stage		(24,179,064)

b)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	(Unaudited)	(Audited)
	November 30	August 31
	2004	2004
	$	$

Deficit - CDN GAAP		(18,629,484)
Cumulative effect of previous years’ adjustments	(5,549,580)	(5,486,420)
		(24,115,904)
US GAAP material adjustments:
• Effect of the write-off of pre-development costs on net loss	(2,990)	(63,112)
• Foreign currency adjustments	(24)	(48)
	(3,014)	(63,160)
Deficit - US GAAP		(24,179,064)

c)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

				Deficit	Foreign
		Common	Additional	Accumulated	Currency	Total
		Shares	Paid-in	During	Translation	Shareholders’
		Amount	Capital	Development	Adjustments	Equity
Stage
		$	$	$	$	$
August 31, 2004		24,670,304	51,922	(24,179,064)	13,688	556,850
•	Shares issuance	189,750	-	-	24
•	Foreign currency	-	-	-	-
•	Net loss under US GAAP	-	-	()	-
November 30, 2004		24,860,054	51,922		13,712

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2004
(Unaudited - Prepared by Management)

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 7 –

Note 9	UNITED STATES ACCOUNTING PRINCIPLES

	d)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative
	Amounts	(Unaudited)	(Unaudited)
	From	November 30	November 30
	Apr 7/86 to	2004	2003
	Nov 30/04
	$	$	$

Net loss under CDN GAAP	(18,629,484)		(302,431)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(825,154)	-	-
• Share-based compensation	(4,710,738)	-	-
• Foreign currency adjustments	(13,688)		(1,875)
Net loss under US GAAP	(24,179,064)		(304,306)

Loss per share under US GAAP			0.0036

Weighted average number of shares			85,414,191